Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company

Commission File No. for Registration Statement

on Form S-4 filed by Encana Corporation: 333-228666

Vote “FOR” our strategic combination with Newfield

Vote your shares in advance of the Special Meeting of Shareholders on Feb 12, 2019

Our announced strategic combination with Newfield Exploration, which will create North America’s premier resource company, will be put forward at an upcoming Special Meeting of Shareholders on February 12, 2019.

If you owned Encana common shares at the close of business on January 8, 2019 (the record date), you will receive a proxy or voting instruction form in the Special Meeting materials package that has been mailed to your home address. In addition, please take the opportunity to review this summary brochure; it outlines the benefits of the strategic combination which the Encana Board unanimously recommends.

How to vote your shares

The Encana Board unanimously recommends that you vote “FOR” the combination in advance of the Special Meeting. You can vote your shares online, or by telephone, fax or mail. Please note, advance voting must be received by 8 a.m. MT on February 8, 2019. Please allow one-week delivery time for submissions by mail.

Voting options vary depending on whether you are a registered or beneficial shareholder.

•	Voting options for registered shareholders:

○	Vote via astvotemyproxy.com and follow the instructions

○	Vote by phone at 1.888.489.5760 (toll free in Canada and the U.S.)

○	Vote by fax at 1.866.781.3111 (toll free in Canada and the U.S.) or 1.416.368.2502 (outside Canada and the U.S.)

○	Vote by mail as outlined on the reverse side of your proxy form

•	Voting options for beneficial shareholders with a Canadian broker, trustee or bank:

○	Vote at proxyvote.com (English or French)

○	Vote by telephone at 1.800.474.7493 (English) or 1.800.474.7501 (French)

○	Vote by mail as outlined in the Special Meeting materials

•	Voting options for beneficial shareholders with a U.S. broker, trustee or bank:

○	Vote at proxyvote.com (English or French)

○	Vote by telephone at 1.800.454.8683

○	Vote by mail as outlined in the Special Meeting materials

If you are a shareholder and did not receive your proxy in the mail, please contact Encana’s Corporate Secretary. If you have any issues using the control number noted on your proxy, please call AST Trust Company at 1.866.580.7145 or 1.416.682.3863.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, transfer or solicitation of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana and Newfield, Encana has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Encana and Newfield that also constitutes a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on December 26, 2018 and Encana and Newfield commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective shareholders on or about January 8, 2019 in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors may also obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders may obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield are available free of charge on Newfield’s website or by contacting investor relations.

PARTICIPANTS IN MERGER SOLICITATION

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Joint Proxy Statement/Prospectus described above filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.